

August 23, 2023

Shaozhang Lin
Chief Executive Officer
Youxin Technology Ltd
Room 802, 803, No. 13 Hai'an Road
Tianhe District, Guangzhou
Guangdong Province, People's Republic of China

> **Re: Youxin Technology Ltd**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 15, 2023**
> **CIK No. 0001964946**

Dear Shaozhang Lin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2023 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. We note from your disclosure on page ii that you exclude Hong Kong and Macau from your definition of "PRC" or "China" for the purpose of your annual report. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People's Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland

China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Capitalization, page 51

2. It appears from your disclosures on page F-53 that on April 28, 2023 the Mezzanine Equity Holders redeemed their preferred equities in Guangzhou Youxin and held ordinary shares issued by Youxin Cayman. Please revise here to give effect to such redemption or explain why you believe pro forma effect to such transaction is not necessary. Also, revise the Summary Consolidated Financial Data on page 13 and provide pro forma EPS for the latest year and interim period reflecting the impact of such redemption. Refer to Rule 11-01(a)(8) of Regulation S-X.

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Overview
Factors Affecting Our Performance, page 54

3. Please address the following as it relates to your response to prior comment 6:
   - Revise to describe how you calculate customer renewal rate.
   - Clarify how your measure of net dollar expansion rate supports your discussion of new customer acquisitions. In this regard, based on how you define the calculation, this measure appears to reflect revenue from existing customers that you retained and/or grew during the period. If true, consider moving the discussion of this measure to your "expanding usage by existing customer" discussion or explain how such measure supports new customer growth.
   - Disclose the total number of customers as of each period included in the filing rather than stating you had "over 50 customers."
   - Tell us, and consider disclosing, the number of customers you have lost as a result of reducing operating Customized CRM system development service and the related additional function development service.

Results of Operations
Comparison of Results of Operations for the Six Months Ended March 31, 2023 and 2022, page 62

4. We note the significant decline in your Customized CRM system development service revenue and additional function development service revenue from the six months ended March 31, 2022 compared to the same period in fiscal 2023, which you attribute to "the Company gradually reducing operating its Customized CRM system development service and the related additional function development service." Please revise to clarify what is meant by "reducing operating" efforts. Also, revise your Overview section to include a discussion of any known trends or uncertainties that are reasonably likely to have a material effect on your business or results of operations as a result of such effort. Refer to Item 5(D) of Form 20-F.

General

5.   We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 17, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government's intent to strengthen its regulatory oversight conveys the same risk. Please revise.

You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anthony Basch